SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO.2


                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                              Exchange Act of 1934)

                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                       TRACE INTERNATIONAL HOLDINGS, INC.
                             TRACE MERGER SUB, INC.
                            FOAMEX INTERNATIONAL INC.
                                MARSHALL S. COGAN
                       (Name of Persons Filing Statement)

                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)
                                    344123104
                      (CUSIP Number of Class of Securities)

                              Philip N. Smith, Jr.
                     c/o Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                               New York, NY 10152
                                 (212) 230-0400
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person(s) Authorized to
        Receive Notices and Communications on Behalf of Person(s) Filing
                                   Statement)

                   This statement is filed in connection with
                          (check the appropriate box):

a.   [X]    The filing of solicitation materials or an information
            statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1],
            Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
            [ss. 240.13e(c)] under the Securities Exchange Act of 1934.

b.   [ ]    The filing of a registration statement under the
            Securities Act of 1933.

c.   [ ]    A tender offer.

d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                            Calculation of Filing Fee


Transaction Valuation (1):   $279,097,394
Amount of Filing Fee (1):    $55,820

(1) Estimated solely for purposes of calculating the filing fee and based pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 16,757,201 shares of common stock, $0.01 par value (the "Common Stock"), of Foamex International Inc. calculated as follows: (i) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace International Holdings, Inc. ("Trace") or any subsidiary of Trace) and (ii) 3,217,378 shares of Common Stock to be issued upon the exercise of in-the-money options and warrants to purchase shares of Common Stock. The proposed maximum aggregate value of the transaction is $279,097,394 calculated as follows: (the sum of (i) the product of (a) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace or any subsidiary of Trace) and (b) $18.75, and (ii) cash consideration of $25,225,713 to be paid for the options and warrants being surrendered in connection with the transaction. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $55,820
Filing Party:  Foamex International Inc.
Form or Registration No.:  Proxy Statement File No. 0-22624
Date Filed:  July 6, 1998

                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement (as amended, the "Statement") is being filed by Trace International Holdings, Inc., a Delaware corporation ("Trace"), Trace Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Foamex International Inc., a Delaware corporation ("Foamex International"), and Marshall S. Cogan in connection with the proposed merger (the "Merger") of Merger Sub with and into Foamex International, pursuant to the Agreement and Plan of Merger, dated as of June 25, 1998, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998(the "Merger Agreement"), among Trace, Merger Sub and Foamex International. Trace, Merger Sub and Marshall S. Cogan are each affiliates of Foamex International and its affiliated entities.

                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Foamex International's preliminary proxy statement (the "Proxy Statement") concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Foamex International or its advisors, or actions or events with respect to any of them, was provided by Foamex International, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Trace or its affiliates (except for Foamex International or Marshall S. Cogan), or actions or events with respect to them, was provided by Trace, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Marshall S. Cogan or his affiliates (except for Trace or Foamex International), or actions or events with respect to them, was provided by Marshall S. Cogan. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Proxy Statement.

                              CROSS REFERENCE SHEET


Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
Item 1(a)                                                Cover Page; SUMMARY - The Parties
Item 1(b)                                                Cover Page; SUMMARY - The Special Meeting - Record Date and Voting

Item 1(c)-(d)                                            MARKET PRICE AND DIVIDEND INFORMATION
Item 1(e)                                                Not Applicable
Item 1(f)                                                CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 2(a)-(d), (g)                                       SUMMARY -  The Parties; APPENDIX D - Certain Information
                                                         Regarding Directors and Executive Officers of Trace, Merger Sub
                                                         and the Company

Item 2(e)-(f)                                            Not Applicable

Item 3(a)(1)                                             CERTAIN TRANSACTIONS; CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 3(a)(2) - (b)                                       SPECIAL FACTORS - Background of the
                                                         Merger; SPECIAL FACTORS - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SPECIAL FACTORS -
                                                         Recommendation of the Board of Directors; THE MERGER AGREEMENT;
                                                         SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                                                         CERTAIN TRANSACTIONS

Item 4(a)-(b)                                            SUMMARY; SPECIAL FACTORS - Purpose and Structure of the Merger;
                                                         SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                                                         SPECIAL FACTORS - Certain Effects of the Merger; SPECIAL FACTORS -
                                                         Certain Federal Income Tax Consequences; THE MERGER AGREEMENT;
                                                         APPENDIX A - The Merger Agreement

Item 5(a), (b), (d) and (e)                              SPECIAL FACTORS - Plans for the Company After the Merger

Item 5(c), (f) and (g)                                   SUMMARY - Special Factors - Certain Effects of the Merger;
                                                         SPECIAL FACTORS - Interests of Certain Persons in the Merger -
                                                         Directors and Officers; SPECIAL FACTORS - Certain Effects of the
                                                         Merger

Item 6(a) - (b)                                          SPECIAL FACTORS - Sources of Funds; Fees and Expenses; THE MERGER
                                                         AGREEMENT - Fees and Expenses

Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
Item 6(c)                                                SPECIAL FACTORS - Sources of Funds; Fees and Expenses

Item 6(d)                                                Not Applicable

Item 7(a)                                                SUMMARY - Special Factors - Purpose and Structure of the Merger;
                                                         SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL
                                                         FACTORS - Background of the Merger

Item 7(b)                                                SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Purpose and
                                                         Structure of the Merger

Item 7(c)                                                SUMMARY - The Special Meeting - Vote Required; Revocability of
                                                         Proxies; SPECIAL FACTORS - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SPECIAL FACTORS Recommendation
                                                         of the Board of Directors; THE SPECIAL MEETING Vote Required;
                                                         Revocability of Proxies

Item 7(d)                                                SUMMARY - Special Factors - Certain Effects of the Merger;
                                                         SUMMARY - Special Factors - Certain U.S. Federal Income Tax
                                                         Consequences; SUMMARY - The Merger; SPECIAL FACTORS - Purpose and
                                                         Structure of the Merger; SPECIAL FACTORS - Plans for the Company
                                                         After the Merger; SPECIAL FACTORS - Certain Effects of the
                                                         Merger; SPECIAL FACTORS - Interests of Certain Persons in the
                                                         Merger; SPECIAL FACTORS - Certain Federal Income Tax
                                                         Consequences; THE MERGER AGREEMENT

Item 8(a) - (b)                                          SUMMARY - Special Factors - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SUMMARY - Special Factors -
                                                         Recommendation of the Board of Directors; SPECIAL FACTORS -
                                                         Background of the Merger; SPECIAL FACTORS - Purpose and Structure
                                                         of Merger; SPECIAL FACTORS - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SPECIAL FACTORS -
                                                         Recommendation of the Board of Directors; SPECIAL FACTORS -
                                                         Opinion of Financial Advisor to the Special Committee; SPECIAL
                                                         FACTORS - Opinion of Financial Advisor to the Special

Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
                                                         Committee - Comparative Stock Price Performance Analysis; SPECIAL
                                                         FACTORS - Perspective of Trace and Merger Sub on the Merger;
                                                         SPECIAL FACTORS - Perspective of Marshall S. Cogan on the Merger;
                                                         THE SPECIAL MEETING - Matters to Be Considered at the Special
                                                         Meeting; SPECIAL FACTORS - Interests of Certain Persons in the
                                                         Merger; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX B -
                                                         Fairness Opinion of The Beacon Group Capital Services, LLC

Item 8(c)                                                SUMMARY - The Special Meeting - Vote Required; Revocability of
                                                         Proxies; SPECIAL FACTORS - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SPECIAL FACTORS Recommendation
                                                         of the Board of Directors; THE SPECIAL MEETING Vote Required;
                                                         Revocability of Proxies

Item 8(d)                                                SUMMARY - Special Factors - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SUMMARY - Special Factors -
                                                         Recommendation of the Board of Directors; SUMMARY - Opinion of
                                                         Financial Advisor to the Special Committee; SPECIAL FACTORS -
                                                         Background of the Merger; SPECIAL FACTORS - Recommendation of the
                                                         Special Committee; Fairness of the Merger; SPECIAL FACTORS -
                                                         Recommendation of the Board of Directors; APPENDIX B - Fairness
                                                         Opinion of The Beacon Group Capital Services, LLC

Item 8(e)                                                SUMMARY - Special Factors - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SUMMARY - Special Factors
                                                         Recommendation of the Board of Directors; SPECIAL FACTORS
                                                         Recommendation of the Special Committee; Fairness of the Merger;
                                                         SPECIAL FACTORS - Recommendation of the Board of Directors

Item 8(f)                                                None

Item 9(a)-(c)                                            SUMMARY - Opinion of Financial Advisor to the Special Committee;
                                                         SPECIAL FACTORS - Background of the

Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
                                                         Merger; SPECIAL FACTORS - Recommendations of the Special Committee;
                                                         Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Board
                                                         of Directors; SPECIAL FACTORS - Opinion of Financial Advisor to the
                                                         Special Committee; APPENDIX B - Fairness Opinion of The Beacon Group
                                                         Capital Services, LLC

Item 10(a)                                               SPECIAL FACTORS - Interests of Certain Persons in the Merger;
                                                         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Item 10(b)                                               CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 11                                                  Letter to Stockholders; SUMMARY - The Special Meeting - Record
                                                         Date and Voting; SUMMARY - The Special Meeting - Vote Required;
                                                         Revocability of Proxies; SPECIAL FACTORS - Background of the
                                                         Merger; SPECIAL FACTORS - Sources of Funds; Fees and Expenses;
                                                         SPECIAL FACTORS - Interests of Certain Persons in the Merger; THE
                                                         SPECIAL MEETING - Record Date and Voting; THE SPECIAL MEETING -
                                                         Vote Required; Revocability of Proxies; THE SPECIAL MEETING -
                                                         Matters to be Considered at the Special Meeting; THE MERGER
                                                         AGREEMENT; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX
                                                         A--The Merger Agreement

Item 12(a) - (b)                                         SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal
                                                         Rights; THE SPECIAL MEETING - Vote Required; Revocability of
                                                         Proxies; SPECIAL FACTORS - Perspective of Trace and Merger Sub on
                                                         the Merger; SPECIAL FACTORS - Perspective of Marshall S. Cogan on
                                                         the Merger; Statement of appraisal rights (incorporated by reference to Appendix C to the Proxy Statement attached hereto as
                                                         Exhibit 17(d))

Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
Item 13(a)                                               SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal
                                                         Rights; statement of appraisal rights (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit
                                                         17(d))

Item 13(b) - (c)                                         Not Applicable


Item 14(a)                                               SELECTED HISTORICAL FINANCIAL DATA; INCORPORATION OF CERTAIN
                                                         DOCUMENTS BY REFERENCE

Item 14(b)                                               UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED STATEMENTS OF
                                                         OPERATIONS


Item 15(a) - (b)                                         SUMMARY - Special Factors -Recommendation of the Special
                                                         Committee; Fairness of the Merger; SUMMARY - Special Factors -
                                                         Recommendation of the Board of Directors; SUMMARY - Opinions of
                                                         Financial Advisor to the Special Committee; SUMMARY -
                                                         Solicitation of Proxies; SPECIAL FACTORS - Background of the
                                                         Merger; SPECIAL FACTORS - Recommendation of the Special
                                                         Committee; Fairness of the Merger; SPECIAL FACTORS -
                                                         Recommendation of the Board of Directors; SPECIAL FACTORS -
                                                         Opinions of Financial Advisor to the Special Committee; SPECIAL
                                                         FACTORS - Sources of Funds; Fees and Expenses; THE SPECIAL
                                                         MEETING - Solicitation of Proxies; THE MERGER AGREEMENT - Fees
                                                         and Expenses

Item 16                                                  The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a)                                               Not applicable as it is anticipated that such agreements will not be executed until the closing of the transaction.


Item 17(b)(1)                                            Opinion of The Beacon Group Capital Services, LLC, dated June 25,
                                                         1998 (incorporated by reference to Appendix B to the Proxy
                                                         Statement attached hereto as Exhibit 17(d)).

Item 17(b)(2)                                            Report of The Beacon Group Capital Services, LLC, dated June 25,
                                                         1998.


Item in Schedule 13E-3                                   Caption in Proxy Statement
----------------------                                   --------------------------
Item 17(c)                                               Agreement and Plan of Merger, dated as of June 25, 1998, among
                                                         Trace, Merger Sub and Foamex International, as amended by
                                                         Amendment No. 1 to the Agreement and Plan of Merger, dated as of
                                                         July 6, 1998 (incorporated by reference to Appendix A to the
                                                         Proxy Statement attached hereto as Exhibit 17(d)).


Item 17(d)                                               Preliminary copy of Letter to Stockholders, Notice of Special
                                                         Meeting of Stockholders, Amendment No. 2 to the Preliminary
                                                         Proxy Statement and form of Proxy for the Special meeting of
                                                         Stockholders of Foamex International.


Item 17(e)                                               Statement of appraisal rights set forth in Appendix C (Section
                                                         262 of the Delaware General Corporation Law) to the Proxy
                                                         Statement included in Exhibit 17(d) hereto

Item 17(f)                                               Not Applicable

ITEM 1.           Issuer and Class of Security Subject to the Transaction.
--------------------------------------------------------------------------------
(a)               The information set forth in "Cover Page" and "SUMMARY - The
                  Parties" in the Proxy Statement is incorporated herein by
                  reference.

(b)               The information set forth in "Cover Page," and SUMMARY - The
                  Special Meeting - Record Date and Voting" in the Proxy Statement is incorporated herein by reference.

(c) - (d)         The information set forth in "MARKET PRICE AND DIVIDEND
                  INFORMATION" in the Proxy Statement is incorporated herein by reference.

(e)               Not applicable.

(f)               The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON
                  STOCK " in the Proxy Statement is incorporated herein by reference.

ITEM 2.           Identity and Background.
--------------------------------------------------------------------------------

This Statement is being jointly filed by Foamex International (the issuer of the class of equity securities which is the subject of the transaction), Trace, Trace Merger Sub, Inc. (a wholly owned subsidiary of Trace) and Marshall S.
Cogan, Chairman and Chief Executive Officer of Trace.

(a) - (d), (g)    The information set forth in "SUMMARY - The Parties" and "APPENDIX
                  D - Certain Information Regarding Directors and Executive Officers
                  of Trace, Merger Sub and the Company" in the Proxy Statement is
                  incorporated herein by reference.


(e) and (f)       None of Trace, Merger Sub, Foamex International or Marshall S.
                  Cogan or, to the best of their knowledge, no executive officer, director or controlling person of Trace, Merger Sub or Foamex
                  International has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or

                  state securities laws or finding any violation with respect to such laws.

ITEM 3.           Past Contacts, Transactions or Negotiations.
--------------------------------------------------------------------------------

(a)(1)            The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON
                  STOCK" and "CERTAIN TRANSACTIONS" in the Proxy Statement is incorporated herein by reference.

(a)(2) - (b)      The information set forth in "SPECIAL FACTORS - Background of the
                  Merger," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger," "SPECIAL FACTORS
                  Recommendation of the Board of Directors," "SPECIAL FACTORS -
                  Interests of Certain Persons in the Merger," "CERTAIN
                  TRANSACTIONS" and "THE MERGER AGREEMENT" in the Proxy Statement is
                  incorporated herein by reference.

ITEM 4.           Terms of the Transaction.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SUMMARY," "SPECIAL FACTORS - Purpose and Structure of the Merger," "SPECIAL FACTORS - Interests of
                  Certain Persons in the Merger," "SPECIAL FACTORS - Certain Effects
                  of the Merger," "SPECIAL FACTORS - Certain Federal Income Tax
                  Consequences," "THE MERGER AGREEMENT," and "APPENDIX A - The
                  Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5.           Plans or Proposals of the Issuer or Affiliate.
--------------------------------------------------------------------------------

(a), (b), (d)
and (e) The information set forth in "SPECIAL FACTORS - Plans for the Company After the Merger" in the Proxy Statement is incorporated herein by reference.

(c), (f) and
(g)               The information set forth in "SUMMARY - Special Factors - Certain
                  Effects of the Merger," "SPECIAL FACTORS - Interests of Certain
                  Persons in the Merger - Directors and Officers," and "SPECIAL
                  FACTORS - Certain Effects of the Merger" in the Proxy Statement is
                  incorporated herein by reference.

ITEM 6.           Source and Amounts of Funds or Other
                  Consideration.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SPECIAL FACTORS - Sources of Funds;
                  Fees and Expenses" and "THE MERGER AGREEMENT - Fees and Expenses"
                  in the Proxy Statement is incorporated herein by reference.

(c)               The information set forth in "SPECIAL FACTORS - Sources of Funds;
                  Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)               Not applicable.

ITEM 7.           Purpose(s), Alternatives, Reasons and Effects.
--------------------------------------------------------------------------------

(a)               The information set forth in "SUMMARY - Special Factors - Purpose and Structure of the Merger," "SPECIAL FACTORS - Purpose and
                  Structure of the Merger" and "SPECIAL FACTORS - Background of the
                  Merger" in the Proxy Statement is incorporated herein by
                  reference.

(b)               The information set forth in "SPECIAL FACTORS - Background of the
                  Merger" and "SPECIAL FACTORS - Purpose and Structure of the
                  Merger" in the Proxy Statement is incorporated herein by
                  reference.

(c)               The information set forth in "SUMMARY - Special Factors - Purpose and Structure of the Merger" and "SPECIAL FACTORS - Purpose and
                  Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

(d)               The information set forth in "SUMMARY - Special Factors - Certain
                  Effects of the Merger," "SUMMARY - Special Factors - Certain U.S.
                  Federal Income Tax Consequences," "SUMMARY - The Merger," "SPECIAL
                  FACTORS - Purpose and Structure of the Merger," "SPECIAL FACTORS -
                  Plans for the Company After the Merger," "SPECIAL FACTORS -
                  Certain Effects of the Merger," "SPECIAL FACTORS - Certain Federal
                  Income Tax Consequences" and "THE MERGER AGREEMENT" in the Proxy
                  Statement is incorporated herein by reference.

ITEM 8.           Fairness of the Transaction.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the Merger,"
                  "SUMMARY - Special Factors - Recommendation of the Board of

                  Directors," "SPECIAL FACTORS - Background of the Merger," "SPECIAL
                  FACTORS - Purpose and Structure of Merger," "SPECIAL FACTORS -
                  Recommendation of the Special Committee; Fairness of the Merger,"
                  "SPECIAL FACTORS - Recommendation of the Board of Directors,"
                  "SPECIAL FACTORS - Opinion of Financial Advisor to the Special
                  Committee," "SPECIAL FACTORS - Opinion of Financial Advisor to the
                  Special Committee - Comparative Stock Price Performance Analysis,"
                  "SPECIAL FACTORS - Perspective of Trace and Merger Sub on the
                  Merger," "SPECIAL FACTORS - Perspective of Marshall S. Cogan on
                  the Merger," "THE SPECIAL MEETING - Matters to Be Considered at
                  the Special Meeting," "SPECIAL FACTORS - Interests of Certain
                  Persons in the Merger," "CERTAIN TRANSACTIONS IN THE COMMON STOCK"
                  and "APPENDIX B - Fairness Opinion of The Beacon Group Capital
                  Services, LLC" in the Proxy Statement is incorporated herein by reference.

(c)               The information set forth in "SUMMARY - The Special Meeting - Vote
                  Required; Revocability of Proxies," "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the Merger,"
                  "SUMMARY - Special Factors - Recommendation of the Board of
                  Directors," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors" and "THE SPECIAL MEETING
                  - Vote Required; Revocability of Proxies" in the Proxy Statement
                  is incorporated herein by reference.

(d)               The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the Merger,"
                  "SUMMARY - Special Factors - Recommendation of the Board of
                  Directors," "SUMMARY - Special Factors - Opinion of Financial
                  Advisor to the Special Committee," "SPECIAL FACTORS - Background
                  of the Merger," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors" and "APPENDIX B -
                  Fairness Opinion of The Beacon Group Capital Services, LLC" in the
                  Proxy Statement is incorporated herein by reference.

(e)               The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee;

                  Fairness of the Merger," "SUMMARY - Special Factors
                  Recommendation of the Board of Directors," "SPECIAL FACTORS -
                  Recommendation of the Special Committee; Fairness of the Merger," "SPECIAL FACTORS - Recommendation of the Board of
                  Directors" in the Proxy Statement is incorporated herein\ by reference.

(f)               None.

ITEM 9.           Reports, Opinions, Appraisals and Certain
                  Negotiations.
--------------------------------------------------------------------------------

(a) - (c)         The information set forth in "SUMMARY - Special Factors - Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS -
                  Background of the Merger," "SPECIAL FACTORS - Recommendation of
                  the Special Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors," "SPECIAL FACTORS -
                  Opinion of Financial Advisor to the Special Committee" and
                  "APPENDIX B - Fairness Opinion of The Beacon Group Capital
                  Services, LLC" in the Proxy Statement is incorporated herein by reference.

ITEM 10.          Interest in Securities of the Issuer.
--------------------------------------------------------------------------------

(a) The information set forth in "SPECIAL FACTORS -Interests of Certain Persons in the Merger" and "SECURITY OWNERSHIP OF
                  MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" in the Proxy Statement is incorporated herein by reference.

(b)               The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON
                  STOCK" in the Proxy Statement is incorporated herein by reference.

ITEM 11.          Contracts, Arrangements or Understandings with
                  Respect to the Issuer's Securities.
--------------------------------------------------------------------------------

                  The information set forth in "Letter to Stockholders," "SUMMARY -
                  The Special Meeting - Record Date and Voting," "SUMMARY - The
                  Special Meeting - Vote Required; Revocability of Proxies,"
                  "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -
                  Sources of Funds; Fees and Expenses," "SPECIAL FACTORS - Interests
                  of Certain Persons in the Merger," "THE SPECIAL MEETING - Record
                  Date and Voting," "THE SPECIAL MEETING - Vote Required;
                  Revocability of Proxies," " THE

                  SPECIAL MEETING - Matters to be Considered at the Special
                  Meeting," "THE MERGER AGREEMENT," "CERTAIN TRANSACTIONS" and
                  "APPENDIX A--The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 12.          Present Intention and Recommendation of Certain
                  Persons with Regard to the Transaction.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SUMMARY - Appraisal Rights," "THE
                  SPECIAL MEETING - Appraisal Rights," "SUMMARY - The Special
                  Meeting - Vote Required; Revocability of Proxies," "THE SPECIAL
                  MEETING - Vote Required; Revocability of Proxies," "SPECIAL
                  FACTORS - Perspective of Trace and Merger Sub on the Merger,"
                  "SPECIAL FACTORS - Perspective of Marshall S. Cogan on the
                  Merger," and statement of appraisal rights (incorporated by reference to Appendix C to the Proxy Statement attached hereto as
                  Exhibit 17(d)) in the Proxy Statement is incorporated herein by reference.

ITEM 13.          Other Provisions of the Transaction.
--------------------------------------------------------------------------------

(a)               The information set forth in "SUMMARY - Appraisal Rights" and "THE
                  SPECIAL MEETING Appraisal Rights" in the Proxy Statement is
                  incorporated herein by reference.

(b) - (c)         Not applicable.


ITEM 14.          Financial Information.
--------------------------------------------------------------------------------


(a)               The information set forth in "CERTAIN PROJECTED FINANCIAL DATA,"
                  "SELECTED HISTORICAL FINANCIAL DATA" and "UNAUDITED PRO FORMA
                  COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS" in the Proxy
                  Statement is incorporated herein by reference, as is the
                  information in the Company's Annual Report on Form 10-K for the
                  year ended December 28, 1997 (as amended) and its quarterly report on Form 10-Q for the quarterly period ended March 29, 1998 (as amended).


(b)               Not applicable.

ITEM 15.          Persons and Assets Employed, Retained or Utilized.
--------------------------------------------------------------------------------

(a) - (b)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Special Committee; Fairness of the Merger,"
                  "SUMMARY - Special

                  Factors - Recommendation of the Board of Directors; "SUMMARY -
                  Opinion of Financial Advisor to the Special Committee," "SUMMARY -
                  Solicitation of Proxies," "SPECIAL FACTORS - Background of the
                  Merger," "SPECIAL FACTORS - Recommendation of the Special
                  Committee; Fairness of the Merger," "SPECIAL FACTORS -
                  Recommendation of the Board of Directors," "SPECIAL FACTORS -
                  Opinion of Financial Advisor to the Special Committee," "SPECIAL
                  FACTORS - Sources of Funds; Fees and Expenses," "THE SPECIAL
                  MEETING - Solicitation of Proxies," and "THE MERGER AGREEMENT -
                  Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 16.          Additional Information.
--------------------------------------------------------------------------------

                  The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 17.          Material to be Filed as Exhibits.
--------------------------------------------------------------------------------

(a)               To be filed by amendment.


(b)(1)            Opinion of The Beacon Group Capital Services, LLC, dated June 25,
                  1998 (incorporated by reference to Appendix B to the Proxy
                  Statement attached hereto as Exhibit 17(d)).

(b)(2)            Report of The Beacon Group Capital Services, LLC, dated June 25,
                  1998.

--------------------------------------------------------------------------------

(c)               Agreement and Plan of Merger, dated as of June 25, 1998, among
                  Trace, Merger Sub and Foamex International, as amended by
                  Amendment No. 1 to the Agreement and Plan of Merger, dated as of
                  July 6, 1998 (incorporated by reference to Appendix A to the Proxy
                  Statement attached hereto as Exhibit 17(d)).


(d)               Amended preliminary copy of Letter to Stockholders, Notice of
                  Special Meeting of Stockholders and form of proxy, and Amendment
                  No. 2 to Preliminary Proxy Statement, each relating to the special meeting of Stockholders of Foamex International.


(e)               Statement of appraisal rights (Section 262 of the Delaware General
                  Corporation Law) (incorporated by reference to Appendix C to the
                  Proxy Statement attached hereto as Exhibit 17 (d)).

(f)               Not Applicable.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 1998



         TRACE INTERNATIONAL HOLDINGS, INC.



         By:  /s/ Philip N. Smith, Jr.
              -----------------------------
              Name:  Philip N. Smith, Jr.
              Title: Senior Vice President


         TRACE MERGER SUB, INC.



         By:  /s/ Tambra S. King
              -----------------------------
              Name:  Tambra S. King
              Title: Vice President


         FOAMEX INTERNATIONAL INC.



         By:  /s/ Andrea Farace
              -----------------------------
              Name:  Andrea Farace
              Title: Chief Executive Officer



           /s/ Marshall S. Cogan
              -----------------------------
              Marshall S. Cogan

                                  Exhibit Index

17(a)                      To be filed by amendment.


17(b)(1) Opinion of The Beacon Group Capital Services, LLC, dated June 25, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as
                           Exhibit 17(d)).

17(b)(2) Report of The Beacon Group Capital Services, LLC, dated June 25, 1998.

--------------------------------------------------------------------------------

17(c)                      Agreement and Plan of Merger, dated as of June 25,
                           1998, among Trace, Merger Sub and Foamex
                           International, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 6, 1998 (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).


17(d) Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 2 to Preliminary Proxy
                           Statement, each relating to the special meeting of Stockholders of Foamex International.


17(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).